UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Appointment of New Director

On July 25, 2018, the Board of Directors (the “Board”) of Stratasys Ltd. (“Stratasys” or the “Company”) appointed Adina Shorr to serve as a director, thereby filling the Board seat vacated by Ilan Levin, the Company’s former Chief Executive Officer and director, who had resigned effective June 1, 2018.

Ms. Shorr had served as CEO of Objet Ltd. (then known as Objet Geometries Ltd.), one of Stratasys’ two predecessor companies, from August 2003 to April 2009, and as a Board member of Objet Ltd. and then Stratasys Ltd. prior to and following the Stratasys-Objet December 2012 merger, from December 2012 to June 2013. A detailed biographical summary for Ms. Shorr appears below in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Pursuant to Stratasys’ articles of association, Ms. Shorr’s current term upon her appointment by the Board will extend until the Company’s 2018 Annual General Meeting of Shareholders, which is expected to be called by the Board in the near future. Ms. Shorr, along with the other current members of the Board, will be subject to re-election at that annual meeting (to the extent they are nominated by the Board for re-election).

Adina Shorr has been the Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. since November 2013. Prior to that time, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

The information in this Form 6-K is incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240, and 333-190963, filed by the Company with the SEC on December 3, 2012, and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: July 25, 2018	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer